15049279

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 06 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waypoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Cook Street, Suite 201
(No. and Street)

Barrington (City) IL (State) 60010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ward (312) 909-2421
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CCK Strategies
(Name – *if individual, state last, first, middle name*)

5100 E Skelly Drive, Suite 1040, Tulsa, OK 74135
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waypoint Securities, LLC, as of February 26, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Compliance Officer

Title

Notary Public

OFFICIAL SEAL
SITALAKSHMI ARUMUGAM
Notary Public - State of Illinois
My Commission Expires Oct 10, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WAYPOINT SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM AND 15c3-3 EXEMPTION REPORT

CCK strategies

WAYPOINT SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM AND 15c3-3 EXEMPTION REPORT

DECEMBER 31, 2014

WAYPOINT SECURITIES, LLC

Table of Contents

CCK strategies

Certified Public Accountants & Consultants

5100 E. Skelly Drive, Suite 1040
Tulsa, OK 74135
(918) 491-4036
www.cckcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Waypoint Securities, LLC

We have audited the accompanying statement of financial condition of Waypoint Securities, LLC (a Delaware limited liability company) as of December 31, 2014 and the related statements of operations and changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Waypoint Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waypoint Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of Waypoint Securities, LLC's financial statements. Schedule I is the responsibility of Waypoint Securities, LLC's management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cunzon, Cumbey & Kunkel, PLLC

Tulsa, Oklahoma
February 19, 2015

WAYPOINT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS		
Cash	$	17,453
Prepaid expenses		3,713
Total assets	$	21,166
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable - related party	$	2,087
Total liabilities		2,087
MEMBERS' EQUITY		19,079
Total liabilities and members' equity	$	21,166

WAYPOINT SECURITIES, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	$	31,250
EXPENSES		28,471
NET INCOME		2,779
BEGINNING MEMBERS' EQUITY		11,140
CONTRIBUTIONS BY MEMBERS		5,160
ENDING MEMBERS' EQUITY	$	19,079

WAYPOINT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,779
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(700)
Accounts payable - related party	787
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,866
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	5,160
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,160
NET INCREASE IN CASH	8,026
CASH, BEGINNING OF YEAR	9,427
CASH, END OF YEAR	$ 17,453

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Waypoint Securities, LLC (the Company), a Delaware limited liability company, was organized in April, 2012. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, in connection with its activities as a broker/dealer provides investment banking services and sells corporate securities for private placement offerings.

Limited Liability Company

Under the provisions of the operating agreement, the owners (members) are not personally liable for any debts, liabilities or obligations of the Company beyond their equity, except as expressly set forth in the operating agreement.

Revenue recognition

Revenue is recognized when services are substantially completed.

Income taxes

Waypoint Securities, LLC has elected to be treated as a partnership for federal income tax purposes. Consequently, federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings as determined by the operating agreement.

The Financial Accounting Standards Board has issued guidance on accounting for uncertainty in income taxes. The Company has adopted this guidance. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

The Company's federal tax returns are subject to examination by the IRS, generally for three years after they are filed.

Use of accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company met both requirements (see Schedule I in the Supplementary Information for calculation).

NOTE C - REGULATORY PROVISIONS

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements or provide information relating to the possession and control requirements under Rule 15c3-3. (See Report of Independent Registered Public Accounting Firm and Exemption Report)

NOTE D - RELATED PARTY TRANSACTIONS

The Company incurred $8,000 in consulting expenses for the year ended December 31, 2014 from the Company's majority member. The consulting services consisted of due diligence and marketing activities for the Company's consulting engagements. As of December 31, 2014, $2,087 was payable to the member.

The Company leases office space from a minority member on a month-to-month basis. Rent expense under this lease totaled $1,200 for the year ended December 31, 2014.

NOTE E - CONCENTRATIONS

Two customers comprised approximately 32% and 64%, respectively, of the total revenue for the year ended December 31, 2014.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and their related disclosures through the audit report date which coincides with the financial statement issuance date and identified no such events.

SUPPLEMENTARY INFORMATION

WAYPOINT SECURITIES, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Total members' equity qualified for net capital from the Statement of Financial Condition	$ 19,079
Less: Total nonallowable assets	(3,713)
Net capital	$ 15,366
Aggregate indebtedness - from the Statement of Financial Condition	$ 2,087
Basic net capital requirements	$ 5,000
Excess net capital	$ 10,366
Ratio: aggregate indebtedness to net capital	14%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2014	$ 15,366

Certified Public Accountants & Consultants

5100 E. Skelly Drive, Suite 1040
Tulsa, OK 74135
(918) 491-4036
www.cckcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Waypoint Security, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Waypoint Securities, LLC identified the following provisions of 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Waypoint Securities, LLC stated that Waypoint Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Waypoint Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waypoint Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Curzon, Cumbey & Kunkel, PLLC

Tulsa, Oklahoma
February 19, 2015

WAYPOINT SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2014

We, as members of management of Waypoint Securities, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i)
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Waypoint Securities, LLC

Michael Ward

Principal